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Exhibit 99.3

Weibo Announces Selected Results for the Quarter Ended September 30, 2017

        BEIJING, China—October 24, 2017—Weibo Corporation ("Weibo" or the "Company") (NASDAQ: WB), a leading social media in China, today announced its selected unaudited financial results for the fiscal quarter ended September 30, 2017. For the third quarter of 2017:

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  Weibo's total revenues were $320.0 million, consisting of advertising and marketing revenues of $276.8 million and other revenues of $43.2 million. Advertising and marketing revenues from small & medium-sized enterprises and key accounts were $251.5 million. Advertising and marketing revenues from Alibaba were $25.3 million;

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  Net income attributable to Weibo was $101.1 million;

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  Non-GAAP net income attributable to Weibo was $115.2 million; and

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  Adjusted EBITDA was $135.9 million.

        Non-GAAP net income attributable to Weibo excludes stock-based compensation, amortization of intangible assets, net gain on the sale of investments and impairment on investments, non-GAAP to GAAP reconciling items for the loss attributable to non-controlling interest, and provision for income tax related to the amortization of intangible assets.

        Adjusted EBITDA excludes stock-based compensation, amortization of intangible assets, net gain on the sale of investments and impairment on investments, non-GAAP to GAAP reconciling items for the loss attributable to non-controlling interest, provision for income tax related to the amortization of intangible assets, interest income, net, income tax expenses, and depreciation expenses.

        Reconciliations of the above non-GAAP financial measures to the nearest comparable GAAP measures are set forth in the section below titled "Unaudited Reconciliation of Non-GAAP to GAAP Results."

        The Company plans to report more detailed unaudited financial results for the third quarter of 2017 in November 2017.

Safe Harbor Statement

        This press release contains forward-looking statements. Weibo may also make forward-looking statements in the Company's periodic reports to the U.S. Securities and Exchange Commission ("SEC"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "confidence," "estimates" and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo's limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company's quarterly operating results; the Company's reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company's investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo's annual report on Form 20-F for the fiscal year ended December 31, 2016 filed with the SEC on April 27, 2017 and other filings with the

SEC. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

About Weibo Corporation

        Weibo is a leading social media for people to create, share and discover Chinese-language content. It provides an unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others and stay connected with the world. Any user can post a feed and attach multi-media or long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

        Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to its customers, ranging from large companies to small and medium-sized enterprises to individuals. The Company generates a substantial majority of revenues from the sale of advertising and marketing services, including the sale of social display ads and promoted feeds. Weibo has developed and is continuously refining its social interest graph recommendation engine, which enables its customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Contact:

Investor Relations
Weibo Corporation
Phone: +86 10 5898-3017
Email: ir@staff.weibo.com

 WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

	Three Months Ended September 30,
	2016	2017
	(in $ thousands)
Reconciliation of Net Income Attributable to Weibo to Non-GAAP Net Income Attributable to Weibo and Adjusted EBITDA:
Net Income Attributable to Weibo	32,102	101,129
Stock-based compensation	11,388	13,376
Amortization of intangible assets	160	161
Net gain on the sale of investments and impairment on investments	11,087	680
Non-GAAP to GAAP reconciling items for the loss attributable to non-controlling interests	(101)	(113)
Provision for income tax related amortization of intangible assets	(40)	(40)

Non-GAAP Net Income Attributable to Weibo	54,596	115,193
Interest income, net	(2,201)	(5,131)
Income tax expenses	1,957	22,062
Depreciation expenses	3,312	3,733

Adjusted EBITDA (Non-GAAP)	57,664	135,857

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  Exhibit 99.3
Weibo Announces Selected Results for the Quarter Ended September 30, 2017
WEIBO CORPORATION UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS